uralsvyazinform

Open Joint-Stock Company «Uralsvyazinform»
11, Moskovskaya St., Ekaterinburg 620014 Russia
Tel.: + 7 343 376-20-00, Fax: + 7 343 379-12-90
E-mail: usi@gd.usi.ru, Internet: www.uralsviazinform.com

07023764

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street N.E., Room 3628
Washington, D.C. 20549
U. S. A.

Our reference # 091-14/7102

Date May 17, 2007

082-04545

SUPPL

Uralsvyazinform, Russia
ADR: UVYZY, UVYPY
CUSIP 916887102

Attention: Division of Corporation Finance

Subject: Uralsvyazinform information on corporate actions dd. May 3, 2007 – May 7, 2007

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. May 3, 2007 – May 7, 2007.

Please, could you confirm the receipt of the present letter and the attachments by sealing its copy (attached herewith) and sending it to us by fax +7 (343) 379-19-86. Thank you.

Sincerely yours,

Elena V. Neverova
Head of Equity and IR Department

PROCESSED
MAY 25 2007
THOMSON
FINANCIAL

RECEIVED
2007 MAY 23 A 10:51
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Enclosures:

1. Information on corporate actions dd. May 3, 2007 (fifth coupon payment on bonds of 04 series).
2. Information on corporate actions dd. May 7, 2007 (Board of Directors validates agenda of AGM).
3. Information on corporate actions dd. May 7, 2007 (change of share in the Charter Capital owned by Anatoly Y. Ufimkin).
4. Information on corporate actions dd. May 7, 2007 (Board of Directors approves dividend).

dw 5/24

uralsvyazinform
11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

May 3, 2007

Uralsvyazinform effected the fifth coupon payment on the bond issue of 04 series.

On May 3, 2007 Uralsvyazinform effected the fifth coupon payment on monetary bond issue of 04 series.

The category of securities: non-convertible interest-bearing documentary bearer bonds with obligatory centralized custody.

The state registration number of the Bond issue and the date of its state registration: 4-07-00175-A dd. September 23, 2004.

The state body that accomplished the Bond issue registration: **Federal Commission for the Securities Market.**

The procedure of coupon rate determination was defined by the Bonds Resolution and Prospectus approved by the Company's Board of Directors (Protocol # 3, dd. July 28, 2004).

The first coupon rate has been approved by the Company's Board of Directors in the amount of 9.99 per cent per annum (Protocol # 12 dd. November 4, 2004).

According to the Bonds resolution the bonds' overall nominal value amounts to RUR 3 bn. Coupon interest rate – 9.99 % per annum, payable every half-year.

The outpaid interest per bond with par value of RUR 1,000 made up RUR 49.81.
The total value of payments amounted to RUR 149.430 thousand.

The mode of payment: **non-cash settlement in the Russian Federation currency.**

Overall amount of coupon payments on the bond issue of 04 series up to date:
first coupon payment: **RUR 149.430 thousand**
second coupon payment: **RUR 149.430 thousand**
third coupon payment: **RUR 149.430 thousand**
fourth coupon payment: **RUR 149.430 thousand**
fifth coupon payment: **RUR 149.430 thousand**

Overall amount of interest paid out on the bond issue of 04 series:
RUR 747.150 thousand.

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

May 7, 2007

Uralsvyazinform Board of Directors adopted the resolution to provide the forthcoming AGM with the following recommendations.

"To recommend to the AGM to be held on June 15, 2007 the following resolutions on item 1 of the Agenda: "Approval of the Annual Report, the Annual Financial Statements, including the Profit and Loss statement (profit and loss account) of the Company, as well as the Company's profit (including dividend payment) and loss distribution as of the reporting (2006) fiscal year":

"1. To approve the Annual Report, the Annual Financial Statements, including the Profit and Loss statement (profit and loss account) of the Company as of the reporting (2006) fiscal year.

2. To distribute the profit of the Company as of the reporting (2006) fiscal year as follows:
- dividend payment RUR 737 956 988, among them:
  preferred shares dividend RUR 0,026606 per share;
  common shares dividend RUR 0,016393 per share.
- increase in the Company's equity capital RUR 1 346 733 475.

To pay dividends in monetary form: on preferred shares until 14 August, 2007; on common shares until 15 December, 2007."".

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsvyazinform.com

May 7, 2007

Change of the share in Company's Charter Capital and Company's common stock owned by the member of the Company's Sole Executive Body.

Name and position of the person owning the share in the Company's Charter Capital and common stock: **Anatoly Y. Ufimkin, Uralsvyazinform General Director.**

The share in Uralsvyazinform Charter Capital and common stock owned by Anatoly Y. Ufimkin before the change: **0.2269% of the Charter Capital, 0.2747% of the Common Stock.**

The share in Uralsvyazinform Charter Capital and common stock owned by Anatoly Y. Ufimkin after the change: **0.0277% of the Charter Capital, 0.0270% of the Common Stock.**

The date the Company became aware of the change on: **May 7, 2007.**

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

May 7, 2007

Uralsvyazinform Board of Directors validated the agenda of the AGM.

On May 7, 2007 Uralsvyazinform Board of Directors validated the agenda of AGM to be held on June 15, 2007.

Date and protocol of the Board of Directors session: May 7, 2007. Protocol #13.

The AGM to be held on June 15, 2007 will consider the following questions according to the Agenda:

1. Approval of the Annual Report, the Annual Financial Statements, including the Profit and Loss statement (profit and loss account) of the Company, as well as the Company's profit (including dividend payment) and loss distribution as of the reporting (2006) fiscal year.

2. Election of members of the Company's Board of Directors.

3. Introduction of amendments and additions to the Charter of OJSC 'Uralsvyazinform'.

4. Introduction of amendments and additions to the Procedure of the General Shareholders Meeting of OJSC 'Uralsvyazinform'.

5. Introduction of amendments and additions to the Regulation on the Board of Directors of OJSC 'Uralsvyazinform'.

6. Introduction of amendments and additions to the Regulation on the Management Board of OJSC 'Uralsvyazinform'.

7. Election of members of the Company's Audit Commission.

8. Nomination of the Auditor for OJSC 'Uralsvyazinform' for 2007.

9. Setting the amount of annual remuneration payable to the members of the Company's Board of Directors.

END

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru